Exhibit 99.3

Consolidated Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the three and six months ended December 31, 2015 and 2014

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	Note	As At December 31, 2015	As at June 30, 2015

Assets
Current assets
Cash		29,070,189	40,510,758
Other receivables		72,553	265,189
Income tax and investment tax credits receivable		399,668	399,668
Prepaid expenses and deposits		328,921	259,143
		29,871,331	41,434,758
Non-current assets
Property and equipment		152,530	191,944
Intangible assets	5	7,759,188	8,022,383
Total assets		37,783,049	49,649,085

Liabilities
Current liabilities
Trade and other payables	6	2,064,780	8,549,895
Contingent consideration payable	7	935,848	858,257
		3,000,628	9,408,152
Non-current liabilities
Contingent consideration payable	7	3,980,476	3,503,344
Total liabilities		6,981,104	12,911,496

Equity attributable to owners of the Company
Share capital	9	233,623,544	233,633,493
Warrants	9	3,150,558	5,176,397
Contributed surplus		17,170,146	14,771,907
Share-based payment reserve	9	6,472,380	5,892,305
Accumulated other comprehensive income		(662,748)	(281,814)
Deficit		(228,951,935)	(222,454,699)
Total equity		30,801,945	36,737,589

Total liabilities and equity		37,783,049	49,649,085

Contingencies and commitments	12

The notes are an integral part of these consolidated financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

2

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the six and three months ended December 31, 2015 and 2014

(Unaudited)

In Canadian Dollars, except per share data	Note	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014

Expenses
Research and development	10	6,388,426	31,939,780	1,662,946	15,904,889
Selling, general and administrative expenses	10	2,619,202	2,509,281	1,218,794	1,203,449

Operating Loss		(9,007,628)	(34,449,061)	(2,881,740)	(17,108,338)
Change in fair value of contingent consideration payable	7	(230,422)	(470,959)	(1,563)	(245,658)
Interest income		63,719	112,247	26,255	46,554
Foreign exchange gain		2,677,095	2,202,310	851,268	397,303
Net loss for the period		(6,497,236)	(32,605,463)	(2,005,780)	(16,910,139)

Other Comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		(380,934)	(39,676)	(384,448)	(57,099)
Comprehensive loss for the period		(6,878,170)	(32,645,139)	(2,390,228)	(16,967,238)
Basic and diluted net loss per common share	11	(0.17)	(0.93)	(0.05)	(0.48)

The notes are an integral part of these consolidated financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six month periods ended December 31, 2015 and 2014

(Unaudited)

			Attributable to equity holders of the Company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
		#	$	$	$	$	$	$	$
Balance, July 1, 2015		38,878,879	233,633,493	5,176,397	14,771,907	5,892,305	(281,814)	(222,454,699)	36,737,589
Net loss for the period		-	-	-	-	-	-	(6,497,236)	(6,497,236)
Cumulative translation adjustment		-	-	-	-	-	(380,934)	-	(380,934)
Share issuance costs pursuant to public offering, net	9	-	(9,949)	-	-	-	-	-	(9,949)
Share options exercised, expired or cancelled	9	-	-	-	372,400	(372,400)	-	-	-
Warrants expired	9	-	-	(2,025,839)	2,025,839	-	-	-	-
Share-based payment compensation expense	9	-	-	-	-	952,475	-	-	952,475
Balance, December 31, 2015		38,878,879	233,623,544	3,150,558	17,170,146	6,472,380	(662,748)	(228,951,935)	30,801,945

Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260
Net loss for the period		-	-	-	-	-	-	(32,605,463)	(32,605,463)
Cumulative translation adjustment		-	-	-	-	-	(39,676)	-	(39,676)
Share options exercised, expired or cancelled	9	12,170	44,764	-	-	(18,535)	-	-	26,229
Share-based payment compensation expense	9	-	-	-	-	1,565,220	-	-	1,565,220
Balance, December 31, 2014		35,316,083	207,419,257	5,176,397	14,768,221	4,412,977	(15,648)	(203,720,634)	28,040,570

The notes are an integral part of these consolidated financial statements.

4

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six and three month periods ended December 31, 2015 and 2014

(Unaudited)

In Canadian Dollars	Note	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014

Cash flows from operating activities
Net loss for the period		(6,497,236)	(32,605,463)	(2,005,780)	(16,910,139)
Adjustments for:
Change in fair value of contingent consideration payable		230,422	470,959	1,563	245,658
Depreciation and amortization		372,547	332,826	186,447	171,230
Share-based payment compensation expense		952,475	1,565,220	534,960	673,566
Accrued interest		-	34,562	-	34,562
Unrealized foreign exchange gain		(3,033,883)	(2,653,341)	(999,294)	(846,862)
Change in working capital	13	(6,816,644)	(3,650,791)	(1,473,763)	(3,418,617)
Net cash used in operating activities		(14,792,319)	(36,506,028)	(3,755,867)	(20,050,602)

Cash flows from investing activities
Maturity of short term investments		-	3,025,000	-	3,025,000
Purchase of property and equipment		(687)	(119,722)	-	(82,256)
Net cash (used in) provided by investing activities		(687)	2,905,278	-	2,942,744

Cash flows from financing activities
Share issuance costs paid		(9,949)	-	-	-
Proceeds from share options exercised	9	-	26,229	-	20,791
Net cash provided by (used in) financing activities		(9,949)	26,229	-	20,791

Foreign exchange gains on cash		3,362,386	3,118,841	1,022,855	1,061,351

Net decrease in cash		(11,440,569)	(30,455,680)	(2,733,012)	(16,025,716)
Cash at beginning of period		40,510,758	57,212,004	31,803,201	42,782,040
Cash at end of period		29,070,189	26,756,324	29,070,189	26,756,324

The notes are an integral part of these consolidated financial statements

5

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of agitation and aggression in Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of contingent consideration payable to fair value.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the interim consolidated financial statements for issuance on February 5, 2016. The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the Company’s annual financial statements for the year ended June 30, 2015 and have been applied to all periods presented.

IFRS issued but not yet adopted by the Company are disclosed in the Company’s annual financial statements for the year ended June 30, 2015 except as follows:

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases which replaces the current guidance in IAS 17, Leases. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a right of use asset for virtually all lease contracts. IFRS 16 must be applied to an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2019, with early adoption permitted. Management is evaluating the standard and has not yet determined the impact on its consolidated financial statements.

6

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

4.	FINANCIAL RISK MANAGEMENT

4.1    Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is measured at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

Financial Instruments as at December 31, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	29,070,189	29,070,189
Other receivables	Loans and receivables	72,553	72,553
Trade and other payables	Other liabilities	2,064,780	2,064,780
Contingent consideration payable	Fair value through profit and loss	4,916,324	4,916,324

Financial Instruments as at June 30, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	40,510,758	40,510,758
Other receivables	Loans and receivables	265,189	265,189
Trade and other payables	Other liabilities	8,549,895	8,549,895
Contingent consideration payable	Fair value through profit and loss	4,361,601	4,361,601

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying value of cash, other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of the financial instruments.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,624,168. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $1,710,592;

(b)	The probability adjusted cash flows are discounted at a rate of 20% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,191,416. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,682,499.

7

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

4.2 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)        Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Financial instruments in foreign currencies at December 31, 2015 and June 30, 2015 are approximately:

	December 31, 2015	June 30, 2015
	US$	US$
Cash	19,269,111	30,544,014
Trade and other payables	(276,245)	(102,464)
	18,992,866	30,441,550

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At December 31, 2015, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the six month period ended December 31, 2015 would have decreased by approximately $1,581,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the six month period ended December 31, 2015 would have increased by approximately $1,581,000.

(b)        Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and short term investments have maturities less than one year.

At December 31, 2015 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

If all contingencies are satisfied, the contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2017	$2,847,759
Fiscal year ending June 30, 2021	$3,797,096
Fiscal year ending June 30, 2022	$18,111,664
Fiscal year ending June 30, 2023	$20,760,000
Fiscal year ending June 30, 2024	$20,760,000

8

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

4.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the six month period ended December 31, 2015 from the year ended June 30, 2015.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

5.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701)	Total
	$	$	$	$
As at July 1, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value July 1, 2015	6,628,164	773,881	620,338	8,022,383
As at December 31, 2015
Cost	20,547,993	1,055,900	692,000	22,295,893
Accumulated amortization	(14,195,999)	(308,417)	(32,289)	(14,536,705)
Net book value December 31, 2015	6,351,994	747,483	659,711	7,759,188
Period ended December 31, 2015
Opening net book value	6,628,164	773,881	620,338	8,022,383
Amortization charge	(276,170)	(26,398)	(28,127)	(330,695)
Foreign exchange	-	-	67,500	67,500
Net book value December 31, 2015	6,351,994	747,483	659,711	7,759,188

9

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701)	Total
	$	$	$	$

As at July 1, 2014
Cost	20,547,993	1,055,900	-	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	-	(13,596,712)
Net book value	7,180,504	826,677	-	8,007,181

As at June 30, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

Year ended June 30, 2015
Opening net book value	7,180,504	826,677	-	8,007,181
Acquisition of intangible assets	-	-	624,500	624,500
Amortization charge	(552,340)	(52,796)	(4,162)	(609,298)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive loss.

6.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	December 31, 2015	June 30, 2015
	$	$
Accounts payable	320,679	2,594
Accrued expenses:
Clinical trials and manufacturing	1,062,335	7,769,521
Salaries and benefits	370,131	398,017
Professional fees and services	208,680	235,477
Other	102,955	144,286
	1,744,101	8,547,301
	2,064,780	8,549,895

7.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. The Company has recognized a liability as at December 31, 2015 of $1,502,576 (June 30, 2015 - $1,429,884) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

10

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo Company Limited contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. Accordingly, the Company has recognized a liability as at December 31, 2015 of $3,413,748 (June 30, 2015 - $2,931,717) which represents the fair value of the contingent consideration payable to Perrigo.

	Payable to	Payable to
	ENI	Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	399,109	(333,322)	65,787
Foreign exchange	-	457,528	457,528
Balance at June 30, 2015	1,429,884	2,931,717	4,361,601
Change in contingent consideration payable	72,692	157,730	230,422
Foreign exchange	-	324,301	324,301
Balance at December 31, 2015	1,502,576	3,413,748	4,916,324

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 4.

8.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In fiscal 2015, Transition has paid US$14 million ($15,491,600) to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds. The Company has no further funding obligations under the Agreement.

(b)	On May 6, 2015, the Company, through its wholly owned subsidiary Transition Therapeutics Ireland Limited (“TTIL”), exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, TTIL has acquired the rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million. As of June 30, 2015, Transition has paid Lilly $624,500 (US$500,000) of the upfront consideration and this payment has been capitalized as a license acquired from Lilly and will be amortized over the estimated remaining life of 12.5 years. The remaining upfront payment of US$500,000 is due upon first patient enrollment in a clinical trial and is expected to be paid in fiscal 2016 once the milestone is achieved.

11

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

9.	SHARE CAPITAL

[a]	Authorized

At December 31, 2015, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b]	Common shares issued and outstanding during the period

At December 31, 2015, there were 38,878,879 common shares issued and outstanding [June 30, 2015 – 38,878,879].

Warrants

Details of whole warrants outstanding at December 31, 2015 are as follows:

		Fair Value at Date of Issuance	Expiry
Warrants	#	$	Date
US$4.60 Warrants issued August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding at June 30, 2015	3,852,591	5,176,397
US$4.60 Warrants expired August 15, 2015	(853,223)	(1,108,107)
US$6.50 Warrants expired August 15, 2015	(1,050,118)	(917,732)
Warrants outstanding at December 31, 2015	1,949,250	3,150,558

On August 15, 2015, the warrants issued on August 15, 2013 expired unexercised and accordingly, the carrying value of the expired warrants of $2,025,839 was reclassified to contributed surplus during the three month period ending September 30, 2015.

The remaining warrants outstanding at December 31, 2015 have a total fair value at date of issuance of $3,150,558 which was calculated using the Black-Scholes pricing model.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2015	2,755,764	5,892,305	4.82
Stock options expired [i]	(175,000)	(372,400)	3.48
Stock options forfeited or cancelled [ii]	(172,384)	-	7.16
Stock based compensation expense	-	952,475	-
Stock options outstanding, December 31, 2015	2,408,380	6,472,380	4.75

12

Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [iii]	45,000	-	7.53
Stock options exercised [iv]	(12,170)	(18,535)	2.18
Stock options forfeited or cancelled [ii]	(18,484)	-	5.58
Stock based compensation expense		1,565,220	-
Stock options outstanding, December 31, 2014	2,319,935	4,412,977	3.97

[i]	During the six month period ended December 31, 2015, 175,000 stock options expired unexercised. These stock options had a fair value of $372,400 which was reclassified to contributed surplus.

[ii]	During the six month period ended December 31, 2015, 172,384 stock options were cancelled. These options had a fair value of $885,865 and were unvested at the time of cancellation. During the six month period ended December 31, 2014, 18,484 stock options were forfeited. These options had a fair value of $75,971 and were unvested at the time of forfeit.

[iii]	No stock options were issued during the six month period ended December 31, 2015. The fair value of the 45,000 stock options issued during the six month period ended December 31, 2014 was $248,411.

[iv]	No stock options were exercised during the six month period ended December 31, 2015. During the six month period ended December 31, 2014, 12,170 stock options were exercised. These options had a fair value of $18,535 and resulted in cash proceeds to the Company of $26,229.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at December 31, 2015 are $11,430,633 [June 30, 2015 - $13,274,428].

10.	EXPENSES BY NATURE

	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014
	$	$	$	$
Research and development
Clinical trials and manufacturing	4,285,705	28,671,103	648,649	14,356,285
Salaries and benefits	1,372,201	1,794,558	520,917	911,258
Stock compensation expense	175,420	869,778	211,407	359,889
Depreciation and amortization	329,001	310,687	164,632	155,343
Facility lease costs and utilities	141,581	148,953	71,249	63,573
Insurance	33,273	101,911	17,601	44,833
General laboratory supplies and materials	51,245	128,451	28,491	56,876
Ontario investment tax credits	-	(85,661)	-	(43,168)
	6,388,426	31,939,780	1,662,946	15,904,889

Selling, general and administrative expenses
Salaries and benefits	909,756	839,900	444,825	422,939
Professional fees and services	249,419	357,716	122,314	159,248
Insurance	130,693	129,316	69,111	67,139
Stock compensation expense	777,055	695,442	323,553	313,677
Facility lease costs and utilities	80,704	76,238	42,420	38,119
Business development, corporate communication and investor relations	186,991	204,706	121,827	89,120
Regulatory and stock transfer fees	40,717	54,501	13,274	26,716
Office and related expenses	121,321	127,986	59,178	70,096
Business taxes	79,000	-	477	-
Depreciation and amortization	43,546	23,476	21,815	16,395
	2,619,202	2,509,281	1,218,794	1,203,449

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11.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the period. Outstanding options to purchase common shares of 2,408,380 [December 31, 2014 – 2,319,935] and warrants of 1,949,250 [December 31, 2014 – 3,852,591] are not included in the calculation of diluted loss per share as the effect is anti-dilutive due to losses incurred in the six and three month periods ended December 31, 2015 and 2014.

For the six and three month periods ended December 31, 2015 and 2014, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014
Loss attributable to equity holders of the Company	$(6,497,236)	$(32,605,463)	$(2,005,780)	$(16,910,139)

Weighted average number of common shares outstanding	38,798,971	35,227,705	38,798,971	35,229,357

12.	CONTINGENCIES AND COMMITMENTS

At December 31, 2015, the Company is committed to aggregate expenditures of approximately $1,993,000 [June 30, 2015 - $3,541,000] for clinical and toxicity studies to be completed during fiscal 2016, approximately $51,000,[June 30, 2015 - $215,000] for manufacturing agreements and approximately $156,000 [June 30, 2015 - $327,000] for consulting and other agreements.

The Company may also be required to pay commercial milestone payments of US$10,000,000 to Brigham and Women’s Hospital in respect of TT701.

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Notes to the Audited Consolidated Financial Statements

December 31, 2015

(Unaudited in Canadian Dollars)

13.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014
	$	$	$	$
Other receivables	192,636	(1,167,342)	257,607	(1,183,648)
Income tax and investment tax credits receivable	-	(272,936)	-	(230,443)
Prepaid expenses and deposits	(69,778)	(204,402)	127,039	85,026
Trade and other payables	(6,939,502)	(2,006,111)	(1,858,409)	(2,089,552)
	(6,816,644)	(3,650,791)	(1,473,763)	(3,418,617)

14.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Six month period ended December 31, 2015	Six month period ended December 31, 2014	Three month period ended December 31, 2015	Three month period ended December 31, 2014
	$	$	$	$
Salaries and other short-term employee benefits	851,826	1,046,777	373,912	530,680
Stock-compensation expenses	780,160	1,107,302	405,261	462,472
Termination benefits	127,542	-	-	-
	1,759,528	2,154,079	779,173	993,152

During the three month period ended September 30, 2015, the Chief Medical Officer and the ELND005 Program Lead left the Company, which resulted in a termination payment of $127,542.

15.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents. The Company’s non-current assets are primarily located in Canada.

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